Exhibit 99.43

May 4, 2021

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

Dear Sirs/Mesdames:

We have reviewed the information contained in the Notice of Change of Auditor of Vox Royalty Corp. dated May 3, 2021 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102. Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the notice relating to the successor auditor.

Yours truly,

McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants